

Mail Stop 3233

January 15, 2016

Via E-mail
Dwight L. Merriman III
Chief Executive Officer and Director
Logistics Property Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, CO 80202

> **Re: Logistics Property Trust Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed December 21, 2015**
> **File No. 333-200594**

Dear Mr. Merriman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2015 letter.

Cover Page

1.   We note the reference to "significantly limit the liquidity" in the third risk factor and the disclosure in the summary regarding your liquidity event history. Please revise your cover and page 6 to specifically clarify there is no requirement to ever provide liquidity.

Prospectus Summary, page 1

2.   As disclosed on page 2, we note that an investor would pay approximately $0.52 in distribution fees or 5.5% of the $9.42 offering price over approximately 5.5 years. Please

confirm, and, if true, disclose that total selling commissions and dealer manager fees on the Class T shares would be approximately 10% (i.e. 4.5% selling commissions and dealer manager fees plus 5.5% distribution fees) if distribution fees were paid in full.

3.   We note the disclosure on page 7 that, subject to the limitations in your charter, the fees and compensation payable by you may increase or decrease during this offering or future offerings if such revision is approved by a majority of your board of directors. Please revise here and on page 90 to specifically clarify, if true, that the fees and compensation may increase without the approval of your shareholders.

What is the Liquidity Event History…?, page 28

4.   We note your revised disclosure that IIT estimates that an additional approximately $0.56 net per liquidating trust unit will be paid in cash upon consummation of the sales of all the excluded properties. Please revise to disclose the timeframe when you anticipate the consummation of such sales and clarify, if true, the liquidating trust units are illiquid.

5.   Please update this section to include the most recent NAV of the two public REITs that have not had a liquidity event or advise.

Prior Performance Tables

Table IV, page A-5

6.   We note your disclosure in footnote (7) on page A-7. Please tell us why you determined it was appropriate to assume an investment in DCT on the month-end date nearest the mid-point of DCT's offerings as opposed to the date of DCT's initial receipt of proceeds. Please also tell us with a view toward disclosure how the internal rate of return would differ if measured from the date of DCT's initial receipt of proceeds.

You may contact Isaac Esquivel at (202)551-3395 or Jaime John, Accounting Branch Chief, at (202)551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Alice Connaughton, Esq. (*via e-mail*)